FOURTH AMENDMENT TO
ALPHAMARK INVESTMENT TRUST
ADMINISTRATION AGREEMENT

WHEREAS, ALPHAMARK INVESTMENT TRUST (the "Trust"), an Ohio business trust having its principal place of business at 250 Grandview Drive, Suite 175, Fort Mitchell, Kentucky 41017, and ULTIMUS FUND SOLUTIONS, LLC ("Ultimus"), a limited liability company organized under the laws of the State of Ohio and having its principal place of business at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, have entered into an Administration Agreement as of September 2, 2008 (the “Agreement”);

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective July 1, 2016, the Trust and Ultimus agree to amend the Agreement as follows:

1.	Schedule B of the Agreement is hereby amended to read as follows:

FEES

Pursuant to Article 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto agree, a fee computed with respect to each Portfolio as follows:

Average Daily Net Assets	Administration Fee
Up to $250 million	.100%
$250 million to $500 million	.075%
In excess of $500 million	.050%

The fee will be subject to a monthly minimum of $2,250 with respect to each Portfolio for the period July 1, 2016 through June 30, 2017, and thereafter a minimum monthly fee of $2,500 per portfolio per month.

OUT-OF-POCKET EXPENSES:

In addition to the above fees, the Trust will reimburse Ultimus for certain out-of-pocket expenses incurred on the Trust’s behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust. The Trust will be responsible for its normal operating expenses, such as federal and state filing fees, insurance premiums, typesetting and printing of the Trust’s public documents, and fees and expenses of the Trust’s other vendors and providers.

CHIEF COMPLIANCE OFFICER:

The terms of this Agreement do not provide for Ultimus to furnish an individual to serve as the Trust’s Chief Compliance Officer.

2.	Excepted as amended hereof, the Agreement shall remain in full force and effect.

Executed this 14th day of July, 2016

ALPHAMARK INVESTMENT TRUST

By:	/s/ Michael L. Simon
Michael L. Simon, President

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Robert G. Dorsey
Robert G. Dorsey, President